SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: October 18, 2004

FOR IMMEDIATE RELEASE

                ALLIED TELESYN SHIPS IPV6 SWITCH POWERED WITH THE
                       NP-1C NETWORK PROCESSOR FROM EZCHIP

SAN JOSE, CALIF - OCTOBER 18, 2004 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that Allied Telesyn's new AT-8948 switch is powered with EZchip's NP-1c 10-Gigabit network processor. The AT-8948 is an Ethernet IPv4 and IPv6 multi-layer switch built to meet the needs of high performance network services for enterprise, education, and telecommunications service provider customers. The AT-8948 is now shipping and will be on display at the Network Systems Design Conference (NSDC), October 20-21 in San Jose, California at EZchip's booth #315.

Allied Telesyn has been an innovator in the development and manufacturing of high-quality, low-cost networking solutions since 1987. The AT-8948 switch is aimed at the triple-play operator and metro Ethernet markets and is ideal for high-end access in combined video, data and voice applications. More product information is available at www.alliedtelesyn.com.

"EZchip technology has enabled Allied Telesyn to deliver a highly advanced and industry leading IPv6 product," said Malcolm Wallace, Product Manager at Allied Telesyn.

"We are delighted that Allied Telesyn chose EZchip and is now delivering their multi-layer switch that utilizes our NP-1c network processor," said Rob O'Hara, Vice President Sales of EZchip. "Allied Telesyn's use of EZchip's NP-1c demonstrates the benefits that this highly integrated and flexible solution brings to networking systems. Multi-layer protocol support, in particular high-performance IPv6 routing, is enabled in a small 1U chassis at a price point that targets both the enterprise and metro Ethernet access market segments."

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

Contact: Daureen Green, EZchip Technologies, ++972-4-959-6677, dgreen@ezchip.com